

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

October 8, 2009

Via facsimile and U.S. mail

Arthur Chien
Chief Financial Officer
Canadian Solar Inc.
675 Cochrane Drive
East Tower, 6th Floor
Markham, Ontario L3R 0B8
Canada

> **Re: Canadian Solar Inc.**
> **Form 20-F for the year ended December 31, 2008**
> **Filed June 8, 2009**
> **File No. 001-33107**

Dear Mr. Chien:

We have reviewed your letter dated September 17, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 4. Information on the Company, page 25
Silicon Raw Materials, page 30

1.   We note your response to our prior comment 1 and your proposed revised Business Overview disclosure.

- Please expand your disclosure to describe the significance of the two ten-year agreements with LDK and your agreement with Deutsche Solar that you have not yet renegotiated. For example, please discuss in quantitative terms your reliance on these suppliers under these agreements. Please also describe how significant these agreements are if you are not able to renegotiate purchase price terms.

- Please revise to clarify how recently you reached "mutual understandings with Neo Solar and JACO to adjust purchase prices" and when "in the near future" you anticipate documenting these agreements. Please clearly disclose when the new "prevailing market price" structure took effect or when it will take effect.

Item 5. Operating and Financial Review and Prospects, page 41
Liquidity and Capital Resources, page 57

2.   We note your response to prior comment 4. Please expand your proposed disclosure to include the material terms of your $251.2 million bank lines.

Item 7. Major Shareholders and Related Party Transactions, page 76
Shareholder Loans, page 78

3.   We note your response to the fifth bullet point in comment 5. Please quantify the amounts of Dr. Qu's consulting fees that were "fully repaid in 2008." Also, tell us where you have disclosed the loan interest paid by the company to Dr. Qu in 2008 in the amount of $737,543, as identified in the fourth paragraph in note 13 on page F-29. Finally, tell us whether there is interest accruing to the $93,641 loan from Dr. Qu and whether this loan has a fixed due date.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Joe McCann, Staff Attorney, at (202) 551-6262, or me, at (202) 551-3637, with any questions.

                                              Sincerely,

                                              Jay Mumford
                                              Senior Attorney